Exhibit 99.1

NewsRelease

TransCanada Reaches Agreement with Eastern LDCs

On Energy East and Eastern Mainline Project

CALGARY, Alberta — August 24, 2015 — TransCanada Corporation (TSX, NYSE: TRP) (TransCanada) today announced it has reached an agreement with Gaz Metro Limited Partnership (GMi), Enbridge Gas Distribution Inc. and Union Gas Limited (Local Gas Distribution Companies or the “LDCs”) that resolves the LDCs’ issues with Energy East and the Eastern Mainline Project.

The agreement ensures that Energy East and the Eastern Mainline Project will provide gas consumers in Eastern Canada with sufficient natural gas transmission capacity and reduced natural gas transmission costs.

“We have heard the LDCs’ concerns and worked with them to address issues in a way that best met our collective objectives,” said Russ Girling, TransCanada’s President and Chief Executive Officer. “Most importantly, this agreement will benefit consumers with the safe, efficient and more affordable delivery of North American produced oil and natural gas to fuel their everyday lives.

“It has always been our intent to ensure our customers in Québec and Ontario would receive the gas they needed and we have done that through this agreement,” added Girling.  “We have also maintained that re-purposing a portion of the Canadian Mainline for Energy East would make the system more efficient and reduce transportation costs to our customers.  We are pleased to honour our commitments.”

Terms of the agreement include:

•                  The LDCs’ issues related to both Energy East and the Eastern Mainline Project have been addressed

•                  TransCanada will size the Eastern Mainline Project to meet all firm requirements including gas transmission contracts resulting from both 2016 and 2017 new capacity open seasons plus approximately 50 MMcf/d of additional capacity

•                  TransCanada will also ensure a long-term benefit to gas consumers in eastern Ontario and Québec (Eastern Triangle) of at least $100 million through to 2050

Energy East is a proposed 4,600-kilometre (2,900-mile) oil pipeline that will have the capacity to transport 1.1-million barrels of crude oil per day from Alberta and Saskatchewan directly to refineries and port terminals in Eastern Canada.  The project will generate thousands of good paying jobs and millions of dollars in annual tax revenues to fund health care, build roads and schools in local communities along the pipeline’s route.

The Conference Board of Canada has concluded the project will support 14,000 direct and indirect full-time jobs across Canada during development and construction, and generate more than $7 billion in additional tax revenues in the first 20 years of operation for local, provincial and federal governments, along with $36 billion in GDP growth across the country.

“Rather than spending billions of dollars purchasing oil from countries like Nigeria, Saudi Arabia and Angola for much of the 600,000 barrels we import every day, that money could be spent here at home, helping to create jobs, generate new opportunities and stimulate economic growth for Canada,” added Girling.

A Fraser Institute Report released last week highlighted, in part, that pipelines are safer than rail when transporting crude oil to market.  The new study concluded that while both modes of transportation are safe, transporting oil through pipelines is four-and-a-half times safer than oil by rail.  Pipelines remain the safest, most efficient and least GHG-intensive way of transporting large volumes of crude oil to market.

TransCanada proposes to convert 3,000 kilometres (1,900 miles) of one of its Canadian Mainline pipelines that is currently not fully contracted on a firm basis from natural gas to oil service for Energy East.

This conversion will lower the comparative cost of transmission service for local natural gas companies, power producers and industrial clients we serve, primarily through the reduced owning and operating costs of a smaller Canadian Mainline system.  Last month TransCanada announced it had safely delivered the one billionth barrel of crude oil through the Keystone Pipeline System.  This milestone demonstrates converting natural gas pipelines to oil delivery can be done safely and successfully as 864 kilometres or 537 miles of pipe was converted for Keystone across the prairies in Canada.

The Eastern Mainline Project will add between 250 (155 miles) and 300 kilometres (185 miles) of new natural gas pipeline in the Toronto/Montreal corridor where demand is strongest and more direct access can be provided to affordable new gas supplies in the northeastern United States.  Our efforts will ensure that TransCanada continues to provide safe and reliable transportation of natural gas to consumers in Ontario and Québec.

For background information from the Conference Board of Canada on the economic benefits of Energy East, click here.

With more than 60 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas and liquids pipelines, power generation and gas storage facilities. TransCanada operates a network of natural gas pipelines that extends more than 68,000 kilometres (42,100 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with 368 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns or has interests in over 10,900 megawatts of power generation in Canada and the United States. TransCanada is developing one of North America’s largest liquids delivery systems. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP. Visit TransCanada.com and our blog to learn more, or connect with us on social media and 3BL Media.

FORWARD LOOKING INFORMATION

This publication contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as “anticipate”, “expect”, “believe”, “may”, “will”, “should”, “estimate”, “intend” or other similar words). Forward-looking statements in this document are intended to provide TransCanada security holders and potential investors with information regarding TransCanada and its subsidiaries, including management’s assessment of TransCanada’s and its subsidiaries’ future plans and financial outlook. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future performance. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this news release, and not to use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update or revise any forward-looking information except as required by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the Quarterly Report to Shareholders dated July 30, 2015 and 2014 Annual Report filed under TransCanada’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

TransCanada Media Enquiries:

Tim Duboyce/ Mark Cooper / Davis Sheremata

403.920.7859 or 800.608.7859

TransCanada Investor & Analyst Enquiries:

David Moneta / Lee Evans

403.920.7911 or 800.361.6522